IKARIA, INC.

6 State Route 173

Clinton, New Jersey 08809

November 12, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John L. Krug, Esq.

Re:                               Ikaria, Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-1 (File No. 333-166792)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ikaria, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-166792) (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time due to market conditions.  The Company confirms that no securities of the Company have been sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (908) 238-6600 or Lia Der Marderosian of WilmerHale, the Company’s outside counsel, at (617) 526-6982.

Sincerely, IKARIA, INC.

By:	/s/ Matthew M. Bennett
Matthew M. Bennett
Senior Vice President, Legal and Corporate Development